Exhibit (h)(22)

January 31, 2021

Mr. Bruce S. Rosenberg

Treasurer

State Street Institutional Funds

c/o SSGA Funds Management, Inc.

1 Iron Street

Boston, Massachusetts 02110

RE:	State Street Active Core Bond Fund Acquired Fund Fee Waiver Arrangement

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as adviser to the State Street Active Core Bond Fund (the “Fund”), a series of the State Street Institutional Funds (the “Trust”), agrees until January 31, 2022 (the “Expiration Date”), to waive its management fee and/or reimburse certain expenses for the Fund, in an amount equal to any acquired fund fees and expenses (“AFFEs”), excluding AFFEs derived from the Fund’s holdings in acquired funds for cash management purpose, if any.

The above stated fee waiver and/or expense reimbursement arrangement may only be terminated prior to the Expiration Date with the approval of the Board of Trustees of the Trust. SSGA FM and the Trust’s Officers are authorized to take such actions as they deem necessary and appropriate to continue the above stated waiver and/or expense reimbursement arrangement for additional periods, including of one or more years, after the Expiration Date.

If the fee waiver and/or expense reimbursement arrangement stated above in this memorandum is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

/s/Ellen M. Needham
By:
Ellen M. Needham
Director and President

Accepted and Agreed:
STATE STREET INSTITUTIONAL FUNDS, ON BEHALF OF THE STATE STREET ACTIVE CORE BOND FUND

/s/Bruce S. Rosenberg
By:
Bruce S. Rosenberg
Treasurer

Information Classification: Limited Access